UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

KIRKLAND’S, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

497498105
(CUSIP Number)

December 21, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497498105

1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
111,231

	6	SHARED VOTING POWER
1,481,813

	7	SOLE DISPOSITIVE POWER
111,231

	8	SHARED DISPOSITIVE POWER
1,481,813

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,593,044

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 497498105

1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,481,813

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,481,813

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,481,813

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 497498105

1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
762,751

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
762,751

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
762,751

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 497498105

1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
208,275

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
208,275

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,275

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 497498105

1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
204,490

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
204,490

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
204,490

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 497498105

1	NAMES OF REPORTING PERSONS
Osmium Diamond, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
306,297

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
306,297

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
306,297

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Explanatory Note

This Amendment No. 3 (this “Schedule 13G Amendment”) to the Schedule 13G filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2020, as amended by the Schedule 13G Amendment No. 1 filed with the SEC on January 18, 2022 and the Schedule 13G Amendment No. 2, filed on Schedule 13D with the SEC on April 28, 2022 (as amended by this Schedule 13G Amendment, the “Schedule 13G”), is being filed to disclose changes in beneficial ownership with respect to the common stock, no par value per share (the “Common Stock”), of Kirkland’s, Inc., a Tennessee corporation (the “Issuer”), in lieu of an amended Schedule 13D because the Reporting Persons (as defined below) are no longer engaged in activist campaigns with the Issuer and have therefore returned to passive investor status.

Item 1.

(a)	The name of the issuer is Kirkland’s, Inc.

(b)	The principal executive offices of the Issuer are located at 5310 Maryland Way, Brentwood, TN 37027.

Item 2.

(a)
This Schedule 13G Amendment is being filed on behalf of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), and Osmium Diamond, LP a Delaware limited partnership (“Fund IV”) by John H. Lewis, the controlling member of Osmium Partners (all of the foregoing, collectively, the “Reporting Persons”). The Fund, Fund II, Fund III, and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III, and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Reporting Person.

(b)	The Principal Business Office of the Reporting Persons is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Reporting Person.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 497498105.

Item 3.

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2. The percentage ownership of each Reporting Person is based on 12,754,368 shares of Common Stock outstanding as of November 25, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on December 2, 2022.

On December 21, 2022, the Reporting Persons sold an aggregate of 40,000 shares of Common Stock at a price of $3.59. On December 23, 2022, the Reporting Persons sold an aggregate of 41,437 shares of Common Stock at a price of $3.11.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2022

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

	By:	/s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP, and
Osmium Diamond, LP